
2001

ATHEROGENICS, INC. ANNUAL REPORT

2001 HIGHLIGHTS

- CART-1 trial results for lead compound, AGI-1067, being tested for the prevention of post-angioplasty restenosis, revealed that the drug meets primary endpoint – Further results presented at the American Heart Association Scientific Sessions suggest a direct anti-atherosclerotic effect consistent with the regression of coronary artery disease
- AtheroGenics reacquires full rights to AGI-1067 with plans to expedite clinical development program
- AtheroGenics accelerates clinical development of AGI-1067 with initiation of Phase IIb clinical trial for the treatment of restenosis and atherosclerosis
- AtheroGenics files IND and initiates Phase I clinical trial for AGIX-4207 as an oral treatment for the signs and symptoms of rheumatoid arthritis
- AtheroGenics files IND and initiates Phase I clinical trial for AGIX-4207 I.V. for use in patients experiencing exacerbations of rheumatoid arthritis
- AtheroGenics files IND for novel oral v-protectant, AGI-1096, for the prevention of transplant rejection
- Noted pharmaceutical industry executive, Martin A. Wasserman, Ph.D., joins AtheroGenics as Vice President, Discovery Research and Chief Scientific Officer
- AtheroGenics forms strategic collaboration and acquires complementary MEK kinase platform and related technologies from world renowned National Jewish Medical and Research Center (Denver, CO)
- Stephen G. Sudovar, President and CEO of EluSys Therapeutics, Inc. and former President, Roche Laboratories, joins the AtheroGenics Board of Directors
- AtheroGenics completes $20 million private placement of common stock – Private Investment in Public Equity, (PIPE)

AtheroGenics, Inc. is an Atlanta-based pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, such as heart disease (atherosclerosis), rheumatoid arthritis and asthma. Founded on a proprietary drug discovery technology platform called vascular protectant, or *v-protectant* technology, the company designed its lead product candidates, AGI-1067, AGIX-4207 and AGI-1096 to benefit patients suffering from serious chronic inflammatory diseases, such as atherosclerosis, rheumatoid arthritis, and transplant rejection, respectively.



A Landmark Year

2001 was a landmark year for AtheroGenics. As you read the following pages, we invite you to celebrate with us the many achievements that now propel us forward. While we are proud of our accomplishments during these past twelve months, we remain keenly focused on the hard work, meticulous planning and deliberate execution that lie ahead. With each passing day, AtheroGenics moves closer toward realizing its goal of building a diversified pipeline of high value therapeutic products that may revolutionize the way we treat many of today's most widespread chronic inflammatory diseases.

Dear Fellow Shareholders:

Since its founding, AtheroGenics has focused on developing, and eventually bringing to market, a new class of therapeutics called *v-protectants* that could potentially treat millions of patients suffering from diseases of chronic inflammation such as atherosclerosis, restenosis, arthritis and asthma. To realize this vision and to grow shareholder value, we have built a business- and execution-focused pharmaceutical company that is committed to developing innovative therapeutic products by effectively linking scientific innovation and discovery with the discipline, experience and capabilities critical to successful drug development. It is due to the talent and commitment of our employees that I *am pleased to report that 2001 was a year of significant progress and success.*

The year 2001 has provided us with much to reflect on. We continued to meet, and in many cases exceed, key objectives in our discovery research and drug development programs. As a company dedicated to building shareholder value, AtheroGenics continued to clinically validate the therapeutic properties of its lead cardiovascular compound, AGI-1067, while expanding its product pipeline via both internal expertise and the in-licensing of complementary technologies. Our successes over the past year have demonstrated and further reinforced our ability to translate cutting-edge science into novel compounds targeting .chronic inflammatory diseases.

Perhaps the greatest cause for celebration this past year came in November, when AtheroGenics announced the positive findings from its 305-patient Phase II clinical trial, CART-1. The study demonstrated that five months following a six-week course of therapy, AGI-1067 reduces restenosis. CART-1 also suggested, strikingly, that AGI-1067 may actually reverse the progression of atherosclerosis. In addition, this past year we announced the filing of three IND's, thereby raising our total number of v-protectant programs in development to four. In March, we launched a Phase I clinical trial with AGIX-4207, a novel oral drug intended for the treatment of rheumatoid arthritis. We expect to report the results of this Phase I safety, tolerability and pharmacokinetics study in the first quarter of 2002. In October, we launched a Phase I clinical trial for AGIX-4207 I.V., to target exacerbations of rheumatoid arthritis, with results expected in the first half of 2002. In keeping with our commitment to shareholders in 2000, we filed a third IND in December for AGI-1096 for the treatment and prevention of transplant rejection. The Phase I program for AGI-1096 commenced in the first quarter of 2002.

In 2001, we also made an important strategic move to reacquire AGI-1067 in order to accelerate the clinical development program. The decision to abandon the safety net that a large pharmaceutical partner provides was a challenging one. It was our view, however, that given the positive data affirmed in the results from our CART-1 clinical trial, indicating the efficacy of our drug in restenosis, time to market was imperative to maximize shareholder value. When full data from the CART-1 trial were presented at the American Heart Association Scientific Sessions in November, it became clear that our aspirations for an accelerated clinical development program were on course. In December, 2001, we announced the initiation of our Phase IIb CART-2 trial for AGI-1067.

While our achievements this past year have been many, we understand that depth and breadth provide stability and value. In July, we announced an exclusive license agreement with the National Jewish Medical and Research Center, located in Denver, Colorado, for the MEK kinase platform and related technologies for the discovery and development of novel therapeutics for the treatment of inflammation. We believe that this novel technology complements our v-protectant technology platform and diversifies our product portfolio. Honored by the collaboration and excited about the potential of the technology platform, we, in turn, invited the renowned lead scientists, Drs. Erwin Gelfand and Gary Johnson, to join the AtheroGenics Scientific Advisory Board and to play active roles in the development of the technology.

Among our other accomplishments for the year was a successful PIPE financing, which closed in June and which, together with cash on hand, will allow us to execute our objectives for the foreseeable future.

While 2001 saw significant advances in our drug development programs, 2002 promises to be equally eventful. CART-2 is a 500-patient Phase IIb trial, examining the effect of 12 months of AGI-1067 therapy on restenosis and atherosclerosis following angioplasty. An additional six-month Phase IIb trial, called DART-1, will be initiated to look at the effects of AGI-1067 on restenosis and atherosclerosis in Type 2 diabetics. Also on the immediate horizon is a Phase II clinical program for our oral rheumatoid arthritis v-protectant, AGIX-4207, and the initiation of a Phase I clinical trial for our third v-protectant, AGI-1096, for the prevention of transplant rejection. In support of our growing drug development pipeline and utilizing state-of-the-art technology and science, our research scientists and chemists continue to work on exciting next generation v-protectants as well as new classes of therapeutics to target chronic inflammatory diseases.

Eight years ago, AtheroGenics was founded on the then-new, scientific premise that atherosclerosis and coronary artery disease were diseases of chronic inflammation and that novel drugs, which selectively target this inflammation would have profound therapeutic effects on this leading cause of death. Today, chronic inflammation is broadly accepted as a major underlying cause of coronary artery disease and AtheroGenics is recognized as a pioneer in the development of novel drugs, called v-protectants, targeting chronic inflammation. With the exciting and provocative Phase II clinical trial results of CART-1, AtheroGenics has taken a critical step forward in realizing the promise of AGI-1067 for atherosclerosis and restenosis, and in validating our broader v-protectant drug discovery platform.

AtheroGenics remains committed to growing shareholder value through the building of a diversified pipeline of high-value products that will enable us to become a pharmaceutical leader in the treatment of chronic inflammatory disease. We plan to continue our diligence in groundbreaking research and clinical development programs. As you know, safe and well-run clinical development programs require time and perseverance. Though we have accomplished much this past year, much remains to be done. We look forward to the coming year and the challenges that lie ahead with confidence and a great deal of enthusiasm.

On behalf of all of us at AtheroGenics, I thank you for your continued support. As our company continues to grow, we expect that 2002 will be another outstanding year, and we look forward to sharing news of our progress with you throughout the year.

Sincerely,



Russell M. Medford, M.D., Ph.D.
President and Chief Executive Officer



Russell M. Medford, M.D., Ph.D.
President and Chief Executive Officer

A New Paradigm—Treating Atherosclerosis as a Chronic Inflammatory Disease

AtheroGenics has received clinical data that suggest its lead vascular protectant reduces restenosis and may reverse the progression of atherosclerosis. Although the inflammatory nature of atherosclerosis has been established for many years, no therapy has been designed specifically to treat atherosclerosis as an inflammatory disease.

V-Protectant Technology Platform

V-protectants are a novel class of small-molecule drugs that selectively block intracellular oxidant signals. These oxidant signals lead to the production of inflammatory proteins in endothelial cells, which line the inside surfaces of blood vessel walls. One such protein, vascular cell adhesion molecule-1 (VCAM-1), initiates and prolongs inflammation by the continuous recruitment of white blood cells to the blood vessel walls. When white blood cells migrate from the bloodstream into the tissue in an uncontrolled or self-perpetuating manner, they amplify the inflammatory response, thereby breaking down healthy tissue in a misdirected attempt at repair and healing. V-protectants selectively block oxidant signals and inhibit the ensuing accumulation of white blood cells that can lead to chronic inflammation.

AtheroGenics believes that v-protectants may eventually join beta-blockers, ACE inhibitors and other classes of established drugs for the treatment of cardiovascular disease.

AGI-1067—"Potentially groundbreaking therapy where no comparable treatment exists."

According to the American Heart Association, 12.6 million Americans suffer from coronary heart disease. AtheroGenics' lead v-protectant product candidate, AGI-1067, was designed to benefit patients with coronary artery disease, or atherosclerosis of the blood vessels of the heart. AGI-1067 is an anti-inflammatory agent currently in Phase IIb clinical trials for once-daily oral dosing for the treatment of restenosis and atherosclerosis.

Provocative Clinical Trial Results: AGI-1067 may prevent restenosis and reverse atherosclerosis

The AGI-1067 Phase II clinical trial, known as the Canadian Antioxidant Restenosis Trial (CART-1) revealed that six months after angioplasty, patients who received AGI-1067 had greater lumenal diameters (wider openings) of their coronary arteries than those patients who received placebo, with a statistically significant dose-response. From a safety standpoint, there were no deaths or increases in the incidence of serious adverse events for AGI-1067 versus placebo.

Further, the study showed an even more provocative result: AGI-1067, after only six weeks of dosing, appeared to reverse the progression of atherosclerosis in addition to its effect on restenosis. Supplemental analyses following completion of CART-1 revealed that patients treated with the two highest doses of AGI-1067 experienced wider openings of blood vessels *adjacent to the angioplasty site,* as compared to a narrowing in patients treated with placebo.

Continuing Phase II Studies

Having successfully established proof-of-concept for reducing restenosis, AtheroGenics is now committed to a broader Phase IIb clinical program. In December, 2001, AtheroGenics launched the first of two important new clinical trials to continue the development of AGI-1067. The first trial, called the Canadian Antioxidant Restenosis Trial-2, or CART-2, is designed to study the effects of a 12-month dosing regimen of AGI-1067 on restenosis and atherosclerosis. In CART-2, we plan to assess the effect of AGI-1067 in restenosis following angioplasty, as well as its long-term effect on atherosclerosis progression. Positive results from this trial should pave the way for launching a pivotal U.S. Phase III trial in 2003.

A second new clinical trial, called the Diabetes Atherosclerosis and Restenosis Trial, or DART-1, is being designed to study the effects of a 6-month dosing regimen of AGI-1067 in patients with Type 2 diabetes and advanced atherosclerosis. This Phase IIb study will also include a prospective assessment of the early benefit of two weeks of dosing before elective angioplasty. According to the American Diabetes Association, there are an estimated 16 million Americans with diabetes. Cardiovascular disease, including accelerated and aggressive atherosclerosis, is the leading cause of premature death among this population. Cardiovascular disease is also a costly complication of Type 2 diabetes, accounting for more than $7.0 billion of the $44.1 billion annual direct medical costs for diabetes in the U.S.



AtheroGenics is a pioneer in the discovery and development of novel therapeutics treating atherosclerosis as a chronic inflammatory disease. AtheroGenics' drug discovery platform, called vascular protectant technology, is focused on inhibiting the expression of VCAM-1, a protein that is central to initiating and prolonging the chronic inflammatory process. As cited in journals and clinical data reports, this view of inflammation has become accepted by the industry as an important approach for therapeutic intervention.

AtheroGenics is Aggressively Exploiting its Validated V-Protectant Platform

On the v-protectant front, we have identified a new proprietary compound series to exploit this clinically validated platform in diseases marked by chronic vascular inflammation, including rheumatoid arthritis, organ transplant rejection and asthma.

AGIX-4207 – Selective Therapy for Rheumatoid Arthritis

AGIX-4207 is a proprietary small molecule that represents a novel approach to treating rheumatoid arthritis. If successful in the clinic, we believe AGIX-4207 may serve as a cost-effective alternative to the currently marketed biologicals. By targeting a specific subset of Tumor Necrosis Factor-alpha (TNF-α) activity, AGIX-4207 may decrease chronic inflammation in rheumatoid arthritis in a manner that avoids broad-based immune suppression, thus potentially complementing the COX-2 inhibitors, Disease-Modifying Anti-Rheumatic Drugs (DMARDs) and TNF-α modulators (ENBREL® and REMICADE®). The Company plans to initiate a Phase II clinical program in rheumatoid arthritis patients in early 2002.

AGIX-4207 I.V. is an intravenous treatment designed for rheumatoid arthritis patients in whom the rapid attainment of target drug levels in the blood is desirable, including: patients with flares or exacerbations of the disease and hospitalized patients with rheumatoid arthritis who undergo elective or emergency surgical procedures and risk induction of flare; as well as patients who are unable to take oral medication. A Phase I clinical trial for AGIX-4207 I.V. was initiated in October, 2001, and we expect to report results in the first half of 2002.

AGI-1096 for the Prevention of Transplant Rejection

AtheroGenics further expanded its v-protectant product pipeline with a novel oral agent, AGI-1096, for the prevention of transplant rejection. The company filed an Investigational New Drug (IND) application with the U.S. Food and Drug Administration (FDA) for this compound in December, 2001, and initiated clinical trials in February, 2002. AGI-1096 is an anti-inflammatory agent that both diminishes the transplant response to inflammation, a contributing factor in chronic rejection, and directly protects the blood vessels to the transplanted organ, thereby potentially providing a unique and complementary therapy to immunosuppressants.

Industry sources report there are over 200,000 organ transplant recipients in the United States who may be at risk of chronic transplant rejection. The current treatment for prevention of organ transplant rejection focuses on the use of immunosuppressive drugs such as cyclosporin A, tacrolimus, and rapamycin (sirolimus). These drugs, which are initiated during the acute rejection phase, need to be taken continuously after the transplant and often cause side effects. Immunosuppressants may also impair the recipient's immune system in order to reduce the immune response against the graft. According to the Scientific Registry of Transplant Recipients, even with the use of immunosuppressants, patients have approximately 20 to 50 percent risk of rejecting a donated organ during the first three years following transplantation, and less than 50 percent of patients have functioning grafts after approximately ten years. Accelerated inflammation of the graft blood vessels (arteritis) is a common cause of chronic organ rejection, which may be particularly appropriate for AGI-1096 therapy.

PRODUCT PIPELINE

AtheroGenics is currently conducting clinical trials for four of its products. AGI-1067, a novel oral agent for the treatment of post-angioplasty restenosis and atherosclerosis, is the first in a new class of drugs known as vascular protectants, or v-protectants. AGIX-4207, is a novel oral agent for the treatment of rheumatoid arthritis. AGIX-4207 I.V. is an intravenous treatment designed for rheumatoid arthritis patients in whom the rapid attainment of target drug levels in the blood is desirable. AGI-1096 is a novel oral agent being studied for the prevention of transplant rejection.

PRODUCT CANDIDATE	TARGET INDICATIONS	STATUS
V-PROTECTANTS		
AGI-1067	Restenosis Atherosclerosis	Phase IIb
AGIX-4207	Rheumatoid Arthritis	Phase I
AGIX-4207 I.V.	Exacerbations of Rheumatoid Arthritis	Phase I
AGI-1096	Transplant Rejection	Phase I
Oral Product Candidate	Chronic Asthma	Research
DIAGNOSTICS		
OXYKINE™	Atherosclerosis	Clinical Testing
OTHER PROGRAMS		
Functional Genomics	Inflammatory Diseases	Research
MEKK Technology Platform	Inflammatory Diseases	Research



Diversification is Key

AtheroGenics was founded on a proprietary drug discovery technology platform called vascular protectant, or v-protectant technology, for the treatment of chronic inflammatory diseases. One of our key objectives for 2001 was to build on this novel technology platform. This year, AtheroGenics identified and in-licensed the MEK kinase suite of intellectual property and expertise from the National Jewish Research and Medical Center in Denver, Colorado. This state-of-the-art science and technology is complementary to our own and core to our strategic plan.

MEK Kinase Technology

MEKKs (mitogen-activated protein kinase/extracelluar signal-regulated kinase kinases) are a family of intracellular signaling molecules that we believe play an important role in immuno-inflammatory diseases, such as asthma. Pioneering work on the MEKK family of enzymes was performed in the laboratories of Dr. Gary L. Johnson (University of Colorado Health Science Center) in collaboration with Dr. Erwin W. Gelfand (National Jewish Medical and Research Center). Drs. Johnson and Gelfand have demonstrated a highly specific and essential role for the MEKKs and their pathways in natural immune cellular events, critical for the normal processes of inflammation and wound healing, yet harmful when left unchecked in chronic inflammatory disease. In a strategic alliance with these researchers, AtheroGenics has recently acquired exclusive rights to discover and develop novel therapeutics based on regulation of the MEKK family members. Other licensed technology focuses on naturally occurring substances including interleukins and peptide neurotransmitters and their application as a potential treatment for asthma. We believe the proprietary MEKK platform represents cutting-edge science and complements and extends the v-protectant approach to treat a wide spectrum of illnesses characterized by chronic inflammation.

Building Better Medicine

AtheroGenics was founded on the pioneering science of two bold and innovative scientists, Dr. Russell M. Medford and Dr. R. Wayne Alexander. That same propensity for boldness and innovative spirit has come to define AtheroGenics and its corporate culture.

The AtheroGenics team of drug discovery and development professionals has expanded from 60 to over 80 during the past year. Nearly two-thirds of our employees hold advanced degrees, including M.D.s, Ph.D.s and Master's. Proudly, most members of our staff have been recruited from positions within major pharmaceutical companies or leading academic research centers to become part of our groundbreaking discovery and drug development team. We believe our experienced management team and strategic approach has enabled us to accelerate our programs, while at the same time, minimize the risks inherent in drug development. We seek to operate according to an aggressive, yet fiscally responsible business plan and are committed to improving the safe and effective treatment of patients with chronic inflammatory disease. The AtheroGenics team continues to embrace the challenges and opportunities ahead with perseverance, ingenuity, and dedication.



Selected Financial Data

The selected financial data set forth below should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in this annual report. The historical results are not necessarily indicative of the operating results to be expected in the future.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
STATEMENT OF OPERATIONS DATA:					
Revenues:					
License fees	$ 1,111,111	$ 3,333,333	$ 555,556	$ —	$ —
Research and development	2,398,429	4,826,370	791,653	—	—
Total revenues	3,509,540	8,159,703	1,347,209	—	—
Operating expenses:					
Research and development *	16,884,027	12,815,788	9,041,345	8,954,904	4,656,478
General and administrative *	3,979,813	3,035,559	2,593,017	1,573,807	988,230
Amortization of deferred stock compensation	2,652,031	7,972,728	85,480	—	—
Total operating expenses	23,515,871	23,824,075	11,719,842	10,528,711	5,644,708
Operating loss	(20,006,331)	(15,664,372)	(10,372,633)	(10,528,711)	(5,644,708)
Net interest income (expense)	2,366,748	1,714,850	(60,617)	(205,130)	485,392
Net loss	$(17,639,583)	$(13,949,522)	$(10,433,250)	$(10,733,841)	$(5,159,316)
Basic and diluted net loss per share	$ (0.68)	$ (1.30)	$ (4.27)	$ (4.45)	$ (2.25)
Shares used in computing basic and diluted net loss per share	26,010,347	10,747,773	2,443,237	2,409,948	2,292,966
* Exclusive of amounts recorded as amortization of deferred stock compensation:					
Research and development	$ 940,053	$ 1,856,932	$ 23,649	$ —	$ —
General and administrative	$ 1,711,978	$ 6,115,796	$ 61,831	$ —	$ —

The following table contains a summary of our balance sheet data for the five years ending December 31, 2001.

	December 31,				
	2001	2000	1999	1998	1997
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 28,682,050	$ 26,463,070	$ 13,409,450	$ 3,686,423	$ 6,925,364
Short-term investments	29,757,945	27,518,169	—	—	—
Working capital (deficiency)	55,056,263	52,422,951	9,651,239	(4,259,366)	6,108,938
Total assets	62,255,278	57,598,951	15,717,214	5,341,816	7,612,796
Long-term obligations, less current portion	—	84,907	61,854	163,262	281,636
Deferred stock compensation	(2,975,314)	(5,930,880)	(1,809,680)	—	—
Accumulated deficit	(61,277,987)	(43,638,404)	(29,688,882)	(19,255,632)	(8,521,791)
Total shareholders' equity (deficit)	58,294,812	54,271,686	(29,288,600)	(18,973,881)	(8,240,444)

The following discussion should be read in conjunction with our financial statements and related notes included in this annual report.

This annual report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain factors, risks and uncertainties that may cause actual results, events and performances to differ materially from those referred to in such statements. These risks include statements which address operating performance, events or developments that we expect or anticipate will occur in the future, such as projections about our future results of operations or our financial condition, research, development and commercialization of our product candidates, anticipated trends in our business, and other risks that could cause actual results to differ materially. You should carefully consider these risks, which are discussed in this annual report, including, without limitation, in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in AtheroGenics' Securities and Exchange Commission filings.

OVERVIEW

Since our operations began in 1994, we have focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, such as atherosclerosis, rheumatoid arthritis and asthma. Based on our proprietary vascular protectant, or v-protectant, technology platform, we have advanced three drug candidates into development, AGI-1067, AGIX-4207 and AGI-1096, and are progressing on a number of other pre-clinical programs.

To date, we have devoted substantially all of our resources to research and development. We have not derived any commercial revenues from product sales and, excluding the effect of certain license fees of a non-recurring nature received in connection with entering into an exclusive license agreement, expect to incur significant losses in most years prior to deriving any such product revenue.

We have incurred significant losses since we began operations in 1994 and, as of December 31, 2001, had an accumulated deficit of $61.3 million. We cannot assure you whether or when we will become profitable. We expect to continue to incur significant operating losses over the next several years as we continue to incur increasing research and development costs. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Our ability to achieve profitability depends upon our ability, alone or with others, to complete the successful development of our product candidates, to obtain required regulatory clearances, and to manufacture and market our future products.

In October 1999, we entered into an exclusive licensing agreement with Schering-Plough Corporation covering our lead compound, AGI-1067. Under terms of the agreement, Schering-Plough obtained exclusive worldwide rights to AGI-1067 and related compounds. Schering-Plough was responsible for all costs of development and commercialization and paid us an initial licensing fee. In October 2001, we reacquired all rights to AGI-1067 and related compounds and terminated the license agreement. As a result, Schering-Plough returned all licensed technology and all materials related to that technology.

In June 2001, we entered into a worldwide exclusive license agreement with National Jewish Medical and Research Center of Denver, Colorado to discover and develop novel therapeutics based on MEK kinases, enzymes that participate in a broad range of cellular activities, and related technology for the treatment of inflammation. Other licensed technology focuses on the application of several naturally occurring substances in the development of a potential treatment for asthma. We expect these new technologies to provide a second broad platform for the discovery and development of a new class of anti-inflammatory drug candidates.

CRITICAL ACCOUNTING POLICIES

We have identified the following policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations.

Revenue Recognition

License fees, which are nonrefundable, are recognized when the related license agreements specify that no further efforts or obligations are required of AtheroGenics. AtheroGenics had committed to perform certain research and development activities as part of a license agreement, which has been terminated; accordingly, the upfront license payment was amortized over the anticipated time period to conduct such activities. Revenues under research and development arrangements were recognized as the research and development activities were performed pursuant to the terms of the related agreements. These revenues were billed quarterly and the related payments were not refundable. Revenues that had not been invoiced were reflected as unbilled receivables in the accompanying balance sheets.

Stock-Based Compensation

AtheroGenics has elected to follow Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), in accounting for its stock-based employee compensation plans, rather than the alternative fair value accounting method provided for under SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), as SFAS 123 requires the use of option-valuation models that were not developed for use in valuing employee stock options. AtheroGenics accounts for transactions in which services are received in exchange for equity instruments based on the fair value of such services received from non-employees, in accordance with SFAS 123 and Emerging Issues Task Force (EITF) Issue No. 96-18, *Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.*

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 2001 and 2000

Revenues

Total revenues were $3.5 million in 2001, compared to $8.2 million in 2000. License fees of $1.1 million and $3.3 million during 2001 and 2000, respectively, were attributable to an exclusive license agreement signed in October 1999. These amounts represent the earned portion of the $5.0 million initial license fee, which was amortized over 18 months. Amortization of the license fee was completed in April 2001. Research and development revenues related to the license agreement were $2.4 million in 2001 and $4.8 million in 2000. The lower research and development revenues reflect reduced activities due to the completion of the CART-1 Phase II clinical trial for AGI-1067. There will be no further revenues from this license agreement which was terminated in October 2001.

Expenses

Research and Development. Research and development expenses, excluding amortization of deferred stock compensation, were $16.9 million in 2001, compared to $12.8 million in 2000. The increase of $4.1 million, or 32%, is primarily due to increased pre-clinical and clinical studies including the Phase I studies for AGIX-4207 and AGIX-4207 I.V., compounds being developed for the treatment of rheumatoid arthritis, and AGI-1096, a compound being developed for the treatment of solid organ transplant rejection.

General and Administrative. General and administrative expenses, excluding amortization of deferred stock compensation, were $4.0 million in 2001, compared to $3.0 million in 2000. The increase of $1.0 million, or 33%, is primarily due to costs related to operating as a public company including legal fees and investor relations activities.

Amortization of Deferred Stock Compensation. During 2001, we recorded non-cash deferred stock compensation of approximately $1.1 million for warrants granted in connection with a licensing agreement with National Jewish Medical and Research Center and options granted for the addition of new members to our Scientific Advisory Board. The fair value of the warrants and options was determined by using the Black Scholes model. These amounts are included as a reduction of shareholders' equity and are being amortized over the vesting periods of individual warrants and options, generally five years, using the graded vesting method. The fair value of the options and warrants is re-measured at each measurement date. Amortization of deferred stock compensation was $2.7 million in 2001, of which $940,053 was attributable to research and development expenses and $1.7 million was attributable to general and administrative expenses. In 2000, amortization of deferred stock compensation was $8.0 million, of which $1.9 million was attributable to research and development expenses and $6.1 million was attributable to general and administrative expenses.

Net Interest Income

Net interest income was $2.4 million in 2001, compared to $1.7 million in 2000. This increase is primarily due to an increased level of investments with funds received from our Initial Public Offering in August 2000 and our private placement financing in June 2001, offset by lower interest rates earned on invested funds.

Income Taxes

As of December 31, 2001, we had net operating loss carryforwards and research and development credit carryforwards of $50.4 million and $1.5 million, respectively, available to offset future regular and alternative taxable income. The net operating loss carryforwards and the research and development credit carryforwards will expire between 2010 and 2021. The maximum annual use of the net operating loss carryforwards is limited in situations where changes occur in our stock ownership. Because of our lack of earnings history, the resulting deferred tax assets have been fully offset by a valuation allowance. The utilization of the loss and credit carryforwards to reduce future income taxes will depend on our ability to generate sufficient taxable income prior to the expiration of the net operating loss carryforwards and research and development credit carryforwards. We have not yet completed full analysis of Internal Revenue Code Section 382 limitations on the cumulative net operating loss carryforward. However, the annual limitations are not expected to prevent utilization of the net operating loss carryforward due to significant increases in value indicated by the successive issuances of our stock. If a change in ownership has occurred, there will be an annual limitation; however, this limitation is not expected to result in a loss of the deferred tax benefit.

Comparison of Years Ended December 31, 2000 and 1999

Revenues

Total revenues were $8.2 million for the twelve months ended December 31, 2000, compared to $1.3 million in 1999. Revenues of $3.3 million and $555,556 in 2000 and 1999, respectively, were attributable to licensing fees from the exclusive license agreement signed in October 1999 with Schering-Plough. This amount represents the earned portion of the $5.0 million initial licensing fee that was amortized over 18 months. Research and development revenues from our development activities on AGI-1067 were $4.8 million and $791,653 in 2000 and 1999, respectively.

Expenses

Research and Development. Research and development expenses, excluding amortization of deferred stock compensation, were $12.8 million for the twelve months ended December 31, 2000, compared to $9.0 million for the twelve months ended December 31, 1999. The increase of $3.8 million, or 42%, reflects the continued expansion of our internal research and development capabilities, pre-clinical costs related to AGIX-4207, a novel compound being developed for the treatment of rheumatoid arthritis, and other product development programs.

General and Administrative. General and administrative expenses, excluding amortization of deferred stock compensation, were $3.0 million for the twelve months ended December 31, 2000, compared to $2.6 million for the twelve months ended December 31, 1999. The increase of $442,542, or 17%, was primarily due to increases in facility costs, personnel costs in administration departments and professional fees.

Amortization of Deferred Stock Compensation. For the twelve months ended December 31, 2000, we recorded non-cash deferred stock compensation of approximately $12.1 million for options granted with exercise prices below the deemed fair value for financial reporting purposes of our common stock on their respective grant dates. This deferred stock compensation is being amortized using the graded vesting method. Amortization of deferred stock compensation was $8.0 million for the twelve months ended December 31, 2000, of which $1.9 million was attributable to research and development expenses and $6.1 million was attributable to general and administrative expenses. There was $85,480 of amortization of deferred stock compensation for the twelve months ended December 31, 1999.

Net Interest Income

Net interest income was $1.7 million for the twelve months ended December 31, 2000 as compared to net interest expense of $60,617 for the twelve months ended December 31, 1999. The increase in net interest income was due to an increased level of invested funds from the Initial Public Offering proceeds, as well as the elimination of interest expense related to a bridge loan, which was converted to preferred stock in April 1999.

Income Taxes

As of December 31, 2000, we had net operating loss carryforwards and research and development credit carryforwards of $35.6 million and $1.2 million, respectively, available to offset future regular and alternative taxable income.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our operations primarily through private placements of preferred stock and our Initial Public Offering of 6.9 million shares of our common stock that raised net proceeds of $49.4 million. In June 2001, we completed a private placement of 3.6 million shares of our common stock that raised net proceeds of $18.8 million. At December 31, 2001, we had cash, cash equivalents and short-term investments of $58.4 million, compared with $54.0 million at December 31, 2000. Working capital at December 31, 2001 was $55.1 million, compared to $52.4 million at December 31, 2000. The increase in cash, cash equivalents, short-term investments and working capital is primarily due to the funds received from the private placement of our common stock in June 2001.

Net cash used in operating activities was $12.8 million in 2001, compared to $8.8 million in 2000. The increase in the use of cash in operating activities is principally due to the funding of net losses, excluding non-cash charges. We expect an increase in net cash used in operating activities as a result of the termination of our license agreement with Schering-Plough.

Net cash used in investing activities was $3.8 million in 2001, compared to $28.2 million used in investing activities in 2000. Net cash used in investing activities during 2001 consisted primarily of net purchases of available-for-sale securities, and purchases of equipment and leasehold improvements. Net cash used in investing activities during 2000 consisted primarily of the purchases of short-term investments and purchases of equipment and leasehold improvements.

Net cash provided by financing activities was $18.8 million in 2001, compared to $50.1 million provided by financing activities in 2000. Net cash provided by financing activities in 2001 consisted primarily of $18.8 million received from the private placement of our common stock in June 2001. Net cash provided by financing activities in 2000 consisted primarily of proceeds from our Initial Public Offering in August 2000, and the exercise of preferred stock warrants and common stock options.

Based upon the current status of our product development and commercialization plans, we believe that our existing cash and cash equivalents will be adequate to satisfy our capital needs for at least the next 12 months. We may enter into a credit facility with a commercial lender to be used for working capital and to fund equipment purchases and to take advantage of the current financial market environment. However, our actual capital requirements will depend on many factors, including:

- the status of product development;
- the time and cost involved in conducting clinical trials and obtaining regulatory approvals;
- filing, prosecuting and enforcing patent and other intellectual property claims;
- competing technological and market developments; and
- our ability to market and distribute our future products and establish new licensing agreements.

RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS Nos. 141, *Business Combinations* and 142, *Accounting for Goodwill and Other Intangibles* ("SFAS 141" and "SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and provides new criteria for determining whether an acquired intangible asset should be recognized separately from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. Intangible assets that have finite lives will continue to be amortized over their useful lives. We do not expect the adoption of SFAS 141 and SFAS 142 to have an impact on our financial statements.

In October 2001, FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets,* ("SFAS 144") which is applicable to financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 establishes a new method of accounting and reporting for the impairment of long-lived assets other than goodwill and intangible assets. The statement provides a single accounting model for long-lived assets to be disposed of and changes the criteria required to classify an asset as held-for-sale. We do not expect the adoption of SFAS 144 to have a material impact on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ON MARKET RISK

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the fair value of the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the fair value of the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to continue to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, and government and non-government debt securities. The average duration of all of our investments has generally been less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

Balance Sheets

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 28,682,050	$ 26,463,070
Short-term investments	29,757,945	27,518,169
Accounts receivable	—	1,138,244
Prepaid expenses, note receivable and other current assets	576,734	545,826
Total current assets	59,016,729	55,665,309
Equipment and leasehold improvements:		
Laboratory equipment	1,861,221	1,352,692
Leasehold improvements	1,420,579	966,869
Computer and office equipment	968,329	476,276
Construction in progress	309,384	131,185
	4,559,513	2,927,022
Less accumulated depreciation and amortization	(1,644,001)	(1,152,028)
	2,915,512	1,774,994
Long-term notes receivable	323,037	158,648
Total assets	$ 62,255,278	$ 57,598,951
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,121,550	$ 504,991
Accrued research and development costs	1,307,435	342,210
Accrued compensation	902,571	640,975
Accrued liabilities	541,809	517,312
Current portion of capitalized lease obligation	87,101	125,759
Deferred revenues	—	1,111,111
Total current liabilities	3,960,466	3,242,358
Long-term portion of capitalized lease obligations	—	84,907
Shareholders' equity		
Preferred stock, no par value: Authorized—5,000,000 shares	—	—
Common stock, no par value:		
Authorized—100,000,000 shares; issued and outstanding —27,834,773 and 23,909,295 shares at December 31, 2001 and 2000, respectively	121,723,102	103,608,655
Warrants	771,713	225,713
Deferred stock compensation	(2,975,314)	(5,930,880)
Accumulated deficit	(61,277,987)	(43,638,404)
Accumulated other comprehensive income	53,298	6,602
Total shareholders' equity	58,294,812	54,271,686
Total liabilities and shareholders' equity	$ 62,255,278	$ 57,598,951

The accompanying notes are an integral part of these financial statements.

Statements of Operations

	Year Ended December 31, 2001	2000	1999
Revenues:			
License fees	$ 1,111,111	$ 3,333,333	$ 555,556
Research and development	2,398,429	4,826,370	791,653
Total revenues	3,509,540	8,159,703	1,347,209
Operating expenses:			
Research and development *	16,884,027	12,815,788	9,041,345
General and administrative *	3,979,813	3,035,559	2,593,017
Amortization of deferred stock compensation	2,652,031	7,972,728	85,480
Total operating expenses	23,515,871	23,824,075	11,719,842
Operating loss	(20,006,331)	(15,664,372)	(10,372,633)
Net interest income (expense)	2,366,748	1,714,850	(60,617)
Net loss	$(17,639,583)	$(13,949,522)	$(10,433,250)
Net loss per share—basic and diluted	$ (0.68)	$ (1.30)	$ (4.27)
Weighted average shares outstanding—basic and diluted	26,010,347	10,747,773	2,443,237
* Exclusive of amounts recorded as amortization of deferred stock compensation:			
Research and development	$ 940,053	$ 1,856,932	$ 23,649
General and administrative	$ 1,711,978	$ 6,115,796	$ 61,831

The accompanying notes are an integral part of these financial statements.

Statements of Shareholders' Equity (Deficit)

	Common Stock Shares	Common Stock Amount	Warrants	Deferred Stock Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity (Deficit)
Balance at January 1, 1999	2,410,375	$ 281,751	$ —	$ —	$(19,255,632)	$ —	$(18,973,881)
Issuance of stock for exercise of stock options at $.10 to $.30 per share	126,168	33,051	—	—	—	—	33,051
Deferred stock compensation related to stock option grants	—	1,895,160	—	(1,895,160)	—	—	—
Amortization of deferred stock compensation	—	—	—	85,480	—	—	85,480
Net loss	—	—	—	—	(10,433,250)	—	(10,433,250)
Balance at December 31, 1999	2,536,543	2,209,962	—	(1,809,680)	(29,688,882)	—	(29,288,600)
Issuance of stock for exercise of stock options at $.30 to $.38 per share	602,650	185,788	—	—	—	—	185,788
Issuance of stock for services	11,000	85,438	—	—	—	—	85,438
Issuance of common stock, net of issuance cost of $5,770,749	6,900,000	49,429,251	—	—	—	—	49,429,251
Deferred stock compensation related to stock option grants	—	12,093,928	—	(12,093,928)	—	—	—
Amortization of deferred stock compensation	—	—	—	7,972,728	—	—	7,972,728
Preferred stock conversion	13,859,102	39,604,288	—	—	—	—	39,604,288
Preferred stock warrant conversion	—	—	225,713	—	—	—	225,713
Net loss	—	—	—	—	(13,949,522)	—	(13,949,522)
Unrealized gain on available-for-sale securities	—	—	—	—	—	6,602	6,602
Comprehensive loss							(13,942,920)
Balance at December 31, 2000	23,909,295	103,608,655	225,713	(5,930,880)	(43,638,404)	6,602	54,271,686
Issuance of stock for exercise of stock options at $.30 to $.38 per share	335,478	108,764	—	—	—	—	108,764
Issuance of stock for services	5,000	29,778	—	—	—	—	29,778
Issuance of common stock, net of issuance cost of $1,788,310	3,585,000	18,825,440	—	—	—	—	18,825,440
Deferred stock compensation for issuance of stock options and warrants related to a technology license agreement	—	546,200	546,000	(1,092,200)	—	—	—
Amortization of deferred stock compensation	—	—	—	2,652,031	—	—	2,652,031
Adjustment to deferred stock compensation for forfeited stock options	—	(1,395,735)	—	1,395,735	—	—	—
Net loss	—	—	—	—	(17,639,583)	—	(17,639,583)
Unrealized gain on available-for-sale securities	—	—	—	—	—	46,696	46,696
Comprehensive loss							(17,592,887)
Balance at December 31, 2001	27,834,773	$121,723,102	$771,713	$ (2,975,314)	$(61,277,987)	$53,298	$ 58,294,812

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

	Year Ended December 31, 2001	2000	1999
OPERATING ACTIVITIES			
Net loss	$(17,639,583)	$(13,949,522)	$(10,433,250)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	491,973	420,192	279,823
Amortization of deferred stock compensation	2,652,031	7,972,728	85,480
Amortization of debt discount	—	—	235,750
Stock issued for services	29,778	85,438	49,998
Preferred stock issued for interest	—	—	271,071
Changes in operating assets and liabilities:			
Accounts receivable	1,138,244	(346,591)	(791,653)
Prepaid expenses, note receivable and other assets	(195,297)	(422,996)	977,544
Accounts payable	616,559	(174,151)	(770,411)
Accrued liabilities	1,251,318	974,897	(1,028,422)
Deferred revenues	(1,111,111)	(3,333,333)	4,444,444
Net cash used in operating activities	(12,766,088)	(8,773,338)	(6,679,626)
INVESTING ACTIVITIES			
Purchases of equipment and leasehold improvements	(1,632,491)	(738,053)	(1,115,085)
Purchases of short-term investments	(2,193,080)	(27,511,567)	—
Net cash used in investing activities	(3,825,571)	(28,249,620)	(1,115,085)
FINANCING ACTIVITIES			
Payments on capital lease	(123,565)	(175,096)	(198,236)
Proceeds from the issuance of preferred stock, Series C	—	—	17,535,923
Proceeds from the issuance and exercise of preferred stock warrants	—	636,635	—
Proceeds from the issuance of common stock	18,825,440	49,429,251	—
Proceeds from the exercise of common stock options	108,764	185,788	33,051
Proceeds from bridge loan financing, net of warrants	—	—	150,000
Net cash provided by financing activities	18,810,639	50,076,578	17,520,738
Increase in cash and cash equivalents	2,218,980	13,053,620	9,726,027
Cash and cash equivalents at beginning of period	26,463,070	13,409,450	3,683,423
Cash and cash equivalents at end of period	$ 28,682,050	$ 26,463,070	$ 13,409,450
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Interest paid	$ 21,536	$ 30,524	$ 28,317
Equipment purchases under capitalized lease obligation	—	222,500	—
Conversion of bridge loan and accrued interest to preferred stock	—	—	6,421,071
Warrants issued for extension of bridge loan	—	—	235,750
Option and warrants issued for technology license agreement	1,092,200	—	—

The accompanying notes are an integral part of these financial statements.

NOTE 1. **DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES**

Description of Business

AtheroGenics, Inc. ("AtheroGenics") was incorporated on November 23, 1993 (date of inception) in the State of Georgia to focus on the discovery, development and commercialization of novel therapeutics for the treatment of chronic inflammatory diseases, such as heart disease (atherosclerosis), rheumatoid arthritis and asthma.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

AtheroGenics considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. AtheroGenics' cash equivalents consist primarily of money market accounts, commercial paper, government agency notes and corporate notes on deposit with several financial institutions and the carrying amounts reported in the balance sheets approximate their fair value.

Short-Term Investments

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. These investments are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS 115"). AtheroGenics has classified all investments as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. Realized gains and losses are included in investment income and are determined on a specific identification basis.

Short-term investments consist of certificates of deposit, commercial paper, government agency notes and corporate notes that will mature between four and twelve months.

Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments that subject AtheroGenics to concentration of credit risk consist primarily of cash, cash equivalents and short-term investments. These assets are maintained by reputable third party financial institution custodians. The carrying values reported in the balance sheets for cash, cash equivalents and short-term investments approximate their fair values.

Accounts Receivable

Accounts receivable consisted of accounts receivable and unbilled receivables from Schering-Plough. As of December 31, 2001, there were no accounts receivable or unbilled receivables as a result of the termination of the license agreement with Schering-Plough (see Note 2 "License Agreement").

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Depreciation of computer and lab equipment is computed using the straight-line method over the estimated useful lives of three and five years, respectively. Amortization of leasehold improvements is recorded over the shorter of: (a) the estimated useful lives of the related assets; or (b) the lease term.

Revenue Recognition

License fees, which are nonrefundable, are recognized when the related license agreements specify that no further efforts or obligations are required of AtheroGenics. AtheroGenics had committed to perform certain research and development activities as part of the license agreement with Schering-Plough; accordingly, the upfront license payment was amortized over the anticipated time period to conduct such activities. Revenues under research and development arrangements were recognized as the research and development activities were performed pursuant to the terms of the related agreements (see Note 2 "License Agreement"). These revenues were billed quarterly and the related payments were not refundable. Revenues that had not been invoiced were reflected as unbilled receivables as described in the accounts receivable note above.

Research and Development and Patent Costs

Research and development costs, including all clinical trial expenses and expenditures related to obtaining patents, are charged to expense when incurred.

Stock-Based Compensation

AtheroGenics has elected to follow Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), in accounting for its stock-based employee compensation plans, rather than the alternative fair value accounting method provided for under SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), as SFAS 123 requires the use of option-valuation models that were not developed for use in valuing employee stock options. AtheroGenics accounts for transactions in which services are received in exchange for equity instruments based on the fair value of such services received from non-employees, in accordance with SFAS 123 and Emerging Issues Task Force (EITF) Issue No. 96-18, *Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.*

Income Taxes

The liability method is used in accounting for income taxes; deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are anticipated to reverse.

Comprehensive Income

AtheroGenics computes comprehensive income in accordance with SFAS No. 130, *Reporting Comprehensive Income* ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources, such as unrealized gains and losses on available-for-sale securities. Comprehensive loss was $17,592,887 and $13,942,920 for the years ended December 31, 2001 and 2000, respectively, as AtheroGenics reported an accumulated unrealized gain from available-for-sale securities of $53,298. Comprehensive loss was equal to net loss for the year ended December 31, 1999.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS Nos. 141, *Business Combinations* and 142, *Accounting for Goodwill and Other Intangibles* ("SFAS 141" and "SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and provides new criteria for determining whether an acquired intangible asset should be recognized separately from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. Intangible assets that have finite lives will continue to be amortized over their useful lives. AtheroGenics does not expect the adoption of SFAS 141 and SFAS 142 to have an impact on its financial statements.

In October 2001, FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets,* ("SFAS 144") which is applicable to financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 establishes a new method of accounting and reporting for the impairment of long-lived assets other than goodwill and intangible assets. The statement provides a single accounting model for long-lived assets to be disposed of and changes the criteria required to classify an asset as held-for-sale. AtheroGenics does not expect the adoption of SFAS 144 to have a material impact on its financial statements.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation. These reclassifications had no effect on previously reported net loss or shareholders' equity (deficit).

NOTE 2. LICENSE AGREEMENT

On October 22, 1999, AtheroGenics entered into an exclusive license agreement (the "Agreement"), consisting of contracts with each of Schering Corporation and Schering-Plough Ltd. (collectively, "Schering-Plough"). The Agreement provided for license fees and milestone payments to be made by Schering-Plough to AtheroGenics.

In November 1999, under the terms of the Agreement, AtheroGenics received a $5,000,000 non-refundable license fee for the exclusive worldwide license to patent rights and licensor know-how held by AtheroGenics. AtheroGenics amortized the fee over 18 months, which represents the period AtheroGenics conducted development activities pursuant to the Agreement. Under the Agreement, AtheroGenics granted to Schering-Plough rights to develop, make, have made, import, export, use, distribute, market, promote, offer for sale and sell AGI-1067, AtheroGenics' lead product candidate, and specified compounds.

To the extent that AtheroGenics performed additional research and development at Schering-Plough's request, Schering-Plough paid AtheroGenics for such research and development. AtheroGenics recognized research and development revenues of $2,398,429, $4,826,370 and $791,653 during 2001, 2000 and 1999, respectively, in relation to such requests.

In October 2001, AtheroGenics reacquired all rights to AGI-1067 and related compounds and terminated the license agreement. As a result, Schering-Plough returned all licensed technology and all materials related to that technology.

NOTE 3. **NET LOSS PER SHARE**

Net loss per share has been computed according to SFAS No. 128, *Earnings Per Share* ("SFAS 128"), which requires disclosure of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, shares subject to repurchase, warrants, and convertible securities. Diluted earnings per share includes the impact of potentially dilutive securities. AtheroGenics' potentially dilutive securities are antidilutive and, therefore, are not included in the computation of weighted average shares used in computing diluted loss per share. Following the guidance given by the Securities and Exchange Commission, common stock and preferred stock that has been issued or granted for nominal consideration prior to the anticipated effective date of the Initial Public Offering must be included in the calculation of basic and diluted net loss per common share as if these shares had been outstanding for all periods presented. AtheroGenics has not issued or granted shares for nominal consideration since its formation.

Basic and diluted pro forma net loss per share for 2000 and 1999 was computed by dividing the net loss by the weighted average number of shares of common stock outstanding plus the conversion of all outstanding convertible preferred stock into common stock, which occurred upon consummation of AtheroGenics' Initial Public Offering, retroactive to the date of issuance. This information is included in the following table for comparative purposes.

The following is a reconciliation of the numerator and denominator of basic and diluted net loss per share amounts:

	Year Ended December 31,		
	2001	**2000**	**1999**
Basic and diluted:			
Net loss	$(17,639,583)	$(13,949,522)	$(10,433,250)
Weighted average shares used in computing basic and diluted net loss per share	26,010,347	10,747,773	2,443,237
Basic and diluted net loss per share	$ (0.68)	$ (1.30)	$ (4.27)
Pro forma basic and diluted:			
Shares used above		10,747,773	2,443,237
Pro forma adjustment to reflect weighted average effect of assumed conversion of preferred stock		8,595,672	10,268,792
Pro forma weighted average shares of common stock outstanding		19,343,445	12,712,029
Basic and diluted pro forma loss per share		$ (0.72)	$ (0.82)

During all periods presented, AtheroGenics had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive. These outstanding securities consist of the following at the dates indicated:

	Year Ended December 31,		
	2001	**2000**	**1999**
Convertible (at one share for one share) preferred stock	—	—	13,643,837
Options	3,360,660	2,858,175	1,785,325
Warrants	350,290	250,290	467,503
Total	3,710,950	3,108,465	15,896,665
Weighted average exercise price of options	$ 2.99	$ 1.49	$ .28
Weighted average exercise price of warrants	$ 4.14	$ 3.40	$ 3.21

NOTE 4. REDEEMABLE CONVERTIBLE PREFERRED STOCK

AtheroGenics sold shares of Series A, Series B, Series B-1 and Series C Redeemable Convertible Preferred Stock at various offerings between 1994 and 2000. These shares were convertible into common stock, at a conversion rate of one-to-one, upon certain qualifying conditions which included the completion of an underwritten public offering of AtheroGenics' common stock.

On August 8, 2000, AtheroGenics' Registration Statement on Form S-1 was declared effective by the Securities and Exchange Commission. Immediately prior to the closing of AtheroGenics' Initial Public Offering on August 14, 2000, all of the outstanding shares of convertible preferred stock automatically converted into 13,859,102 shares of common stock. Immediately following the automatic conversion of preferred stock, an amended and restated certificate of incorporation was filed. Under the amended and restated certificate of incorporation, AtheroGenics is authorized to issue 100,000,000 shares of common stock and 5,000,000 shares of preferred stock.

The following table summarizes AtheroGenics' outstanding shares and value of Series A, Series B, Series B-1 and Series C Redeemable Convertible Preferred Stock at December 31, 2000 and 1999:

	December 31, 2000		*December 31, 1999*	
	Shares Outstanding	Carrying Value	Shares Outstanding	Carrying Value
Series A	—	$ —	1,000,000	$ 1,000,000
Series B	—	—	4,586,815	13,704,499
Series B-1	—	—	—	—
Series C	—	—	8,057,022	24,006,992
	—	$ —	13,643,837	$38,711,491

NOTE 5. COMMON STOCK

On August 14, 2000, AtheroGenics completed an Initial Public Offering of 6,900,000 shares of common stock (including the exercise of underwriters' over-allotment option) that raised gross proceeds of approximately $55,200,000 and net proceeds of approximately $49,400,000.

On June 19, 2001, AtheroGenics completed a private placement of 3,585,000 shares of common stock that raised gross proceeds of approximately $20,600,000 and net proceeds of approximately $18,800,000. Both new and existing investors participated in the transaction.

On November 9, 2001, AtheroGenics' Board of Directors adopted a Shareholder Rights Plan declaring a dividend distribution of one common stock purchase right on each outstanding share of its common stock. Until the rights become exercisable, the rights will trade automatically with the common stock of AtheroGenics and separate rights certificates will not be issued. Under the rights plan, each right consists of an initial right and subsequent rights. Initial rights will be exercisable only if a person or group acquires 15% or more of AtheroGenics' common stock, whether through open market or private purchases or consummation of a tender or exchange offer. Any shareholders who owned, as of November 9, 2001, in excess of 15% of AtheroGenics' common stock will be permitted to acquire up to an aggregate of 20% of AtheroGenics' outstanding common stock without triggering the rights plan. If, following the exercise of initial rights, a person or group again acquires 15% or more of AtheroGenics' common stock, or a person or group who had previously acquired 15% or more of AtheroGenics' common stock acquires an additional 10% or more of the common stock, the subsequent rights become exercisable. Each right will initially entitle shareholders to buy eight shares of common stock at an exercise price equal to 20% of the then current market value of the common stock, calculated and adjusted according to the terms of the rights plan. The number of shares that can be purchased upon exercise will increase as the number of shares held by the bidder increases.

If AtheroGenics is acquired in a merger or other business combination, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of the acquiring company's shares equal value to those obtainable if the rights were exercisable in AtheroGenics' stock.

The rights are intended to enable all shareholders to realize the long-term value of their investment in AtheroGenics. They will not prevent a takeover, but should encourage anyone seeking to acquire AtheroGenics to negotiate with the Board prior to attempting a takeover. The Board of Directors may redeem any non-exercisable rights at any time at its option at a redemption price of $.0001 per right. The rights plan expires at the close of business on November 8, 2011.

NOTE 6. **STOCK OPTIONS AND WARRANTS**

During 1995, AtheroGenics established a stock option plan (the "1995 Plan") which, as amended, provides that options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than 75% of the fair values of the shares on the dates of grant.

The 1995 Plan, as amended, authorizes the grant of options for up to 1,264,084 shares of AtheroGenics' common stock, and as of December 31, 2001, AtheroGenics had reserved 267,800 shares of common stock for future issuance under the 1995 Plan. Options granted under the 1995 Plan vest over periods ranging from the date of grant to five years from that date. A summary of stock option activity under the 1995 Plan follows:

	Number of Shares	Price Range	Weighted Average Price
Outstanding at January 1, 1999	457,000	$.10-.30	$.20
Exercised	(24,000)	.10	.10
Canceled	(17,800)	.30	.30
Outstanding at December 31, 1999	415,200	.10-.30	.20
Exercised	(165,200)	.10-.30	.29
Outstanding at December 31, 2000 and 2001	250,000	.10-.30	.14

The following table summarizes information concerning outstanding and exercisable options under the 1995 Plan as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$.10	200,000	3.62	$.10	200,000	$.10
.30	50,000	4.61	.30	49,000	.30
	250,000	3.82	.14	249,000	.14

Effective July 30, 1997, AtheroGenics established an equity ownership plan (the "1997 Plan") whereby options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than the fair values of the shares on the dates of grant. The 1997 Plan authorizes the grant of options for up to 1,474,416 shares of AtheroGenics' common stock. On January 28, 2000, AtheroGenics' Board of Directors authorized an additional 2,250,000 shares to be issued under the 1997 Plan. As of December 31, 2001, AtheroGenics had reserved 2,831,975 shares of common stock for issuance under the 1997 Plan. The 1997 Plan allows for grants of non-qualified options, incentive stock options and shares of restricted stock. Non-qualified options granted under the 1997 Plan may vest immediately for non-employees, but vest over a four-year period for employees. Incentive stock options generally vest over four years. The majority of the stock options granted under the 1997 Plan are incentive stock options.

A summary of stock option activity under the 1997 Plan follows:

	Number of Shares	Price Range	Weighted Average Price
Outstanding at January 1, 1999	778,875	$ .30	$ .30
Granted	748,000	.30-.31	.30
Exercised	(102,168)	.30	.30
Canceled	(54,582)	.30	.30
Outstanding at December 31, 1999	1,370,125	.30-.31	.30
Granted	1,797,850	.38-9.88	2.28
Exercised	(448,450)	.30-9.88	.50
Canceled	(111,350)	.30-8.25	.67
Outstanding at December 31, 2000	2,608,175	30-9.88	1.62
Granted	791,450	4.37-6.85	6.01
Exercised	(340,478)	.30-6.56	.41
Canceled	(228,487)	.30-8.25	2.31
Outstanding at December 31, 2001	2,830,660	.30-9.88	2.93

The following table summarizes information concerning currently outstanding and exercisable options granted under the 1997 Plan as of December 31, 2001.

	Options Outstanding			Options Exercisable	
Price	Number Outstanding	Weighted Average Remaining Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ .30-.31	644,595	7.16	$ .30	424,385	$ .30
.38-4.36	913,915	8.08	.38	481,413	.38
4.37-6.03	637,150	9.28	5.38	169,503	5.50
6.04-9.88	635,000	9.26	6.83	107,883	7.77
	2,830,660	8.41	2.93	1,183,184	1.76

Effective April 18, 2001, AtheroGenics established an equity ownership plan (the "2001 Plan") whereby options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than the fair values of the shares on the dates of grant. The 2001 Plan authorizes the grant of options for up to 2,000,000 shares of AtheroGenics' common stock. As of December 31, 2001, AtheroGenics had reserved 2,000,000 shares of common stock for issuance under the 2001 Plan. The terms of the 2001 Plan are substantially similar to the terms of the 1997 Plan.

A summary of stock option activity under the 2001 Plan follows:

	Number of Shares	Price Range	Weighted Average Price
Outstanding at January 1, 2001	—	$ —	$ —
Granted	280,000	6.05	6.05
Outstanding at December 31, 2001	280,000	6.05	6.05

The following table summarizes information concerning currently outstanding and exercisable options granted under the 2001 Plan as of December 31, 2001.

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$6.05	280,000	10.0	$6.05	—	$ —

During 2000 and 1999, in connection with the grant of certain options to employees, AtheroGenics recorded non-cash deferred stock compensation of $12,093,928 and $1,895,160, respectively, representing the difference between the exercise price and the deemed fair value of AtheroGenics' common stock on the dates these stock options were granted. Deferred stock compensation is included as a reduction of shareholders' equity and is being amortized to expense using the graded vesting method. The graded vesting method provides for vesting of each portion of the overall award over its respective vesting period, and results in higher vesting in earlier years than straight-line vesting. During 2001, 2000 and 1999, AtheroGenics recorded amortization of deferred stock compensation of $2,316,141, $7,972,728 and $85,480, respectively.

In June 2001, in connection with the grant of certain warrants as part of a licensing agreement with National Jewish Medical and Research Center and options granted for the addition of new members to the Scientific Advisory Board, AtheroGenics recorded non-cash deferred stock compensation of $1,092,200. The fair value of the warrants and options for purposes of this calculation was determined by using the Black Scholes model. These amounts are included as a reduction of shareholders' equity and are being amortized over the vesting periods of the individual warrants and options, generally five years, using the graded vesting method. During 2001, AtheroGenics recorded a total of $335,890 of amortization of deferred stock compensation for these warrants and options. The fair value of the options and warrants is re-measured at each measurement date. Accordingly, at December 31, 2001, 100,000 shares of common stock were reserved for issuance upon the exercise of outstanding warrants.

At December 31, 2001, AtheroGenics had a total of $2,975,314 remaining to be amortized over the corresponding vesting period of each respective option. Such amortization will approximate $1,923,000 in 2002, $837,000 in 2003, $133,000 in 2004, $63,000 in 2005 and $19,000 in 2006. During 2001, 165,500 shares were forfeited and deferred stock compensation was decreased by $1,395,735.

Pro forma information regarding net income is required by SFAS 123, which also requires that the information be determined as if AtheroGenics had accounted for the employee stock options granted subsequent to December 31, 1994 under the fair value method.The fair value for these options (which are granted with an exercise price equal to fair market value as determined by the board of directors on the grant date) was estimated at the date of grant using the minimum value method with the following weighted average assumptions for 2001, 2000 and 1999: risk-free interest rates of 4.51%, 6.36% and 5.75%, respectively; no dividend yield; and a weighted average expected life of the options of five years. For the period following AtheroGenics' Initial Public Offering, the Black-Scholes option valuation model was used to calculate the fair value of options granted. This method includes the above assumptions as well as the estimated volatility (99.79% and 20.85% for 2001 and 2000, respectively) of the common stock.

For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods. The weighted average fair values of options granted during 2001, 2000 and 1999 equal $4.60, $1.16 and $2.54, respectively. Pro forma net loss and net loss per share are as follows:

	Year Ended December 31,		
	2001	2000	1999
Net loss	$(18,694,195)	$(14,151,546)	$(10,503,993)
Net loss per share (basic and diluted)	(0.72)	(1.32)	(4.30)

In August 1998, in connection with a bridge loan agreement, AtheroGenics issued to lenders warrants for 205,002 shares of Series B Redeemable Convertible Preferred Stock. These warrants became exercisable on January 1, 1999 for $3.00 per share and expire on August 19, 2008.

In February 1999, in connection with an amendment to the bridge loan agreement, AtheroGenics issued the lenders additional warrants to purchase 200,001 shares of Series C Redeemable Convertible Preferred Stock. The warrants became exercisable on April 13, 1999 for $3.00 per share and expire on December 31, 2008.

The Series B and Series C Redeemable Convertible Preferred Stock were subsequently converted into common stock at a conversion rate of one-to-one upon the completion of AtheroGenics' Initial Public Offering in August 2000. At such time, the warrants became exercisable for common stock. Accordingly, at December 31, 2001, 250,290 shares of common stock were reserved for issuance upon the exercise of outstanding warrants.

NOTE 7. **SHORT-TERM INVESTMENTS**

Short-term investments consist of debt securities classified as available-for-sale and have maturities greater than 90 days and less than twelve months from the date of acquisition. AtheroGenics has invested primarily in corporate notes and commercial paper, all of which have a minimum investment rating of A1/P1, and government agency notes. AtheroGenics had no realized gains or losses from the sale of investments for the period ended December 31, 2001. The following table summarizes unrealized gains and losses on AtheroGenics' short-term investments:

	Available-for-Sale Securities			
	Amortized Cost	Gross Unrealized Loss	Gross Unrealized Gain	Estimated Fair Value
Government agency notes	$16,081,537	$—	$ 15,212	$16,096,749
Corporate notes	7,084,617	—	38,086	7,122,703
Commercial paper	6,500,000	—	—	6,500,000
Certificate of deposit	38,493	—	—	38,493
Balance at December 31, 2001	$29,704,647	$—	$ 53,298	$29,757,945

All available-for-sale securities held at December 31, 2001, will mature during 2002.

NOTE 8. **INCOME TAXES**

At December 31, 2001, AtheroGenics had net operating loss carryforwards and research and development credit carryforwards of $50,389,176 and $1,544,330, respectively, for income tax purposes, which both begin to expire in 2010. The significant components of the deferred tax assets are:

	December 31,	
	2001	2000
Net operating loss carryforwards	$ 19,147,887	$ 12,763,242
Deferred revenue	—	422,222
Research credits	1,544,330	1,241,809
Deferred stock compensation	3,284,001	698,197
Other	259,746	392,092
Total deferred tax assets	24,235,964	15,517,562
Valuation allowance	(24,235,964)	(15,517,562)
Net deferred tax assets	$ —	$ —

Because of AtheroGenics' lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased $8,718,402 and $3,271,774 in 2001 and 2000, respectively.

AtheroGenics' net operating loss carryforwards may be subject to certain Internal Revenue Code Section 382 limitations on annual utilization in the event of changes in ownership. These limitations could significantly reduce the amount of the net operating loss carryforwards available in the future. AtheroGenics has not yet completed a full analysis of IRC Section 382 on the cumulative net operating loss carryforward. However, the annual limitations are not expected to prevent utilization of the net operating loss carryforward due to the significant increases in value indicated by the successive issues of our stock. If a change in ownership has occurred, there will be an annual accrual limitation; however, this limitation is not expected to result in a loss of the deferred tax benefit.

NOTE 9. **LEASES**

On June 19, 1998, AtheroGenics entered into a ten-year operating lease for office and laboratory space through March 1, 2009. Monthly lease payments of approximately $89,400 began March 2, 1999, the date occupancy commenced. These payments are subject to increases during each successive twelve-month period based on changes in the Consumer Price Index ("CPI"). Future increases in monthly lease payments due to increases in the CPI are considered to be contingent rentals, and, therefore, will be charged to expense over the lease term as they become payable. AtheroGenics may extend the lease term for two successive five-year periods. AtheroGenics' other operating lease obligations are not significant.

At December 31, 2001, AtheroGenics' minimum aggregate commitments (net of sublease income) under long-term, non-cancelable operating leases are as follows:

	Gross	Sublease Income	Net
2002	$ 1,247,663	$323,508	$ 924,155
2003	1,247,663	230,811	1,016,852
2004	1,228,416	184,975	1,043,441
2005	1,126,100	184,975	941,125
2006	1,117,583	—	1,117,583
Thereafter	2,421,432	—	2,421,432
	$ 8,388,857	$924,269	$7,464,588

Rent expense under operating leases amounted to $835,608, $786,452 and $639,934 in 2001, 2000 and 1999, respectively.

Equipment and leasehold improvements include the following amounts for leases that have been capitalized at December 31, 2001 and 2000:

	2001	2000
Lab equipment	$ 972,500	$ 972,500
Less accumulated amortization	(837,162)	(742,205)
	$ 135,338	$ 230,295

Amortization of leased assets is included in depreciation and amortization expense. The equipment leases provide for one-year extensions at the end of the lease terms.

Future minimum lease payments under capital leases consist of the following at December 31, 2001:

2002	$ 92,125
2003	—
Total minimum lease payments	92,125
Less amounts representing interest and warrants	(5,024)
Present value of net minimum lease payments	87,101
Less current portion	87,101
	$ —

The amounts recorded as capital lease obligations approximate the estimated fair market values.

NOTE 10. **RELATED PARTY TRANSACTIONS**

During the year ended December 31, 2001, AtheroGenics made a secured loan in the amount of $200,000 to one of its executive officers, who is also a shareholder. The loan bears interest at a rate of 2.48% per annum, the applicable Federal rate at the time of the loan, and is due on December 26, 2004. The loan is secured by 41,000 shares of AtheroGenics' common stock.

AtheroGenics has a sublease agreement for a portion of its office and laboratory space with Inhibitex, Inc. The monthly lease payments are approximately $20,000. The lease term ends on December 31, 2005. Dr. Medford, the President and Chief Executive Officer of AtheroGenics, and Mr. Henos, the Chairman of AtheroGenics' Board of Directors, are both directors of Inhibitex.

AtheroGenics has a sublease agreement for a portion of its office space with ATV Management Corp. Monthly lease payments are approximately $3,400. The lease term ends on July 31, 2003. The Chairman of the Board of Directors of AtheroGenics is the President and sole shareholder of ATV Management Corp.

NOTE 11. **EMPLOYEE BENEFIT PLAN**

AtheroGenics has a defined contribution plan covering eligible employees, which is qualified under Section 401(k) of the Internal Revenue Code. Under the provisions of the plan, eligible participating employees may elect to contribute up to 15% of their salary (up to the maximum amount of tax deferred contribution allowed by the Internal Revenue Code). AtheroGenics may make a discretionary contribution. During 2001, AtheroGenics matched 50% of employees' contributions, up to a maximum of 6% of the employees' annual base compensation. AtheroGenics' contribution to the plan for 2001, 2000 and 1999 aggregated $91,852, $62,093 and $37,703, respectively. AtheroGenics' stock is not an eligible investment under this plan.

NOTE 12. **QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)**

The following is a summary of the unaudited quarterly results of operations:

	Year Ended December 31, 2001			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net revenues	$ 1,430,422	$ 481,245	$ 538,511	$ 1,059,362
Operating loss	(3,884,934)	(4,537,847)	(5,456,025)	(6,127,525)
Net loss	(3,100,628)	(3,949,277)	(4,862,219)	(5,727,459)
Net loss per share data:				
Basic and diluted	(0.13)	(0.16)	(0.18)	(0.21)

	Year Ended December 31, 2000			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net revenues	$ 2,091,280	$ 2,064,050	$ 1,905,155	$ 2,099,218
Operating loss	(3,552,560)	(3,219,745)	(4,475,752)	(4,416,315)
Net loss	(3,394,793)	(3,083,213)	(3,963,531)	(3,507,985)
Net loss per share data:				
Basic and diluted	(1.29)	(1.05)	(0.30)	(0.15)

Because of the method used in calculating per share data, the quarterly per share data will not necessarily add to the per share data as computed for the year.

Report of Independent Auditors

The Board of Directors and Shareholders
AtheroGenics, Inc.

We have audited the accompanying balance sheets of AtheroGenics, Inc. as of December 31, 2001 and 2000, and the related statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AtheroGenics, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Atlanta, Georgia
February 8, 2002

Market for Registrant's Common Equity and Related Shareholder Matters

COMMON STOCK INFORMATION

Our common stock has been traded on the Nasdaq National Market under the symbol "AGIX" since August 9, 2000. Prior to that time, there was no public market for the common stock. The following table sets forth the range of high and low closing sale prices for the common stock as reported on the Nasdaq National Market during fiscal 2001 and the third and fourth quarters of fiscal 2000.

	Common Stock	
	High	*Low*
YEAR ENDED DECEMBER 31, 2000		
Third quarter (commencing August 9, 2000)	$10.75	$8.00
Fourth quarter	8.94	4.63
YEAR ENDED DECEMBER 31, 2001		
First quarter	7.13	5.25
Second quarter	7.25	4.53
Third quarter	6.76	3.95
Fourth quarter	6.10	2.71

As of March 1, 2002, there were approximately 3,600 holders of our common stock. This number includes beneficial owners of our common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance our operations and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

Board of Directors

Michael A. Henos
Chairman of the Board, AtheroGenics
Managing General Partner,
Alliance Technology Ventures,
an early-stage technology venture
capital firm

R. Wayne Alexander, M.D., Ph.D.
Founder, AtheroGenics
Chairman, Department of Medicine
Emory University School of Medicine

Vaughn D. Bryson
President, Life Science Advisors,
consultants for the biopharmaceutical
and medical device industry

T. Forcht Dagi, M.D.
Managing Partner, Cordova Ventures,
a Southeast technology venture capital firm

Russell M. Medford, M.D., Ph.D.
President, CEO and Founder
AtheroGenics

Arthur M. Pappas
Chairman and CEO,
A.M. Pappas & Associates,
an international life sciences venture
and advisory services company

William A. Scott, Ph.D.
Consultant,
Former Senior Vice President,
Bristol-Myers Squibb

Stephen G. Sudovar
President and CEO,
EluSys Therapeutics, Inc.,
a biopharmaceutical company

Company Officers

Russell M. Medford, M.D., Ph.D.
President, CEO and Founder

Mark P. Colonnese
Senior Vice President, Finance and Administration,
Chief Financial Officer

Mitchell Glass, M.D.
Senior Vice President,
Strategic Drug Development,
Chief Medical Officer

Martin A. Wasserman, Ph.D.
Vice President, Discovery Research,
Chief Scientific Officer

Charles A. Deignan
Senior Director, Finance and Administration,
Assistant Secretary

SEC FORM 10-K
Shareholders of record may obtain without charge a copy of our annual report on Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission, by writing to:

Investor Relations Department
AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, GA 30004

A copy of AtheroGenics' annual report on Form 10-K is also available without charge at AtheroGenics' website: www.atherogenics.com

STOCK INFORMATION
Stock symbol – AGIX
Trading market – NASDAQ

INVESTOR RELATIONS
Mark P. Colonnese
Donna Glasky
AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, GA 30004
Telephone: 678-336-2500
Facsimile: 678-336-2501
Email: investor@atherogenics.com
Website: www.atherogenics.com

TRANSFER AGENT REGISTRAR
American Stock Transfer & Trust
Shareholder Services Department
40 Wall Street, 46th Floor
New York, NY 10005
Telephone: 800-937-5449

AUDITORS
Ernst & Young LLP
600 Peachtree Street, Ste. 2800
Atlanta, GA 30308

ANNUAL MEETING
Annual Meeting of Shareholders will be held on April 24, 2002, 9 a.m. ET
Crowne Plaza Ravinia
4355 Ashford Dunwoody Road
Atlanta, GA 30346

Illustrations by Dave Cutler

ATHEROGENICS, INC.℠

8995 Westside Parkway, Alpharetta, GA 30004
www.atherogenics.com